September 21, 2022

VIA CORRESPONDENCE

Melissa Kindelan
Kathleen Collins
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chindata Group Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 29, 2022 File No. 001-39556

Dear Ms. Kindelan and Ms. Collins:

This letter sets forth the response of Chindata Group Holdings Limited (the “Company”) to the comments contained in the letter dated September 7, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”).

For ease of review, the Company has set forth below each of the numbered comments of the Staff’s letter and its responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.

We note your response to prior comment 1. Please revise to include your definition of China or PRC in the Introduction where you define all other terms and ensure that it is clear such definition includes Hong Kong and Macau. Also, clarify, if true, that the only time "China" and "PRC" does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC.

Response: In response to the Staff’s comment, the Company proposes to revise the definition of “China” or “PRC” and add the definition of “PRC government” or “State” in future filings on Form 20-F as follows:

Page 1 of the Form 20-F.

“•

“China” or “PRC” refers to the People’s Republic of China, ~~excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;~~ including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;”

“•

“PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;”

In addition, the Company proposes to revise certain “China” or “PRC” to “mainland China” to the extent the context requires throughout the Form 20-F in future filings on Form 20-F.

Item 3. Key Information, page 3

2.

We note your revised disclosures in response to prior comment 3. Please further revise to remove the reference to 100% as it relates to Sitan Beijing and Hebei Qinshu as this appears to imply that the WFOE has equity ownership over the VIE.

Response: In response to the Staff’s comments, the Company proposes to revise the referenced diagram in future filings on Form 20-F as follows, with the added disclosure underlined for ease of reference:

Pages 4 and 89 of the Form 20-F.

“The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, the significant VIEs and the VIE’s principal subsidiaries.

”

Financial Information Related to Our VIEs, page 8

3.

Please explain why the amounts disclosed in your proposed revised disclosures to prior comment 5 do not agree to the amounts disclosed in the revised consolidating worksheets for "intercompany costs and expenses."

Response: The Company respectfully advises the Staff that the amounts disclosed in the proposed revised disclosure to prior comment 5 represent the cash paid by the VIEs to the WFOEs, their subsidiaries and other mainland China subsidiaries of the Company, and vice versa, which is consistent with the cash flow amounts disclosed in Note 4 of the tables in the section headed “Condensed Consolidating Cash Flows Data” as set forth on pages 7 to 8 of this response letter. The amounts disclosed in the revised section headed “Condensed Consolidating Statements of Operations Data” for “intercompany costs and expenses” represent the costs and expenses incurred between the VIEs and the WFOEs, their subsidiaries and other mainland China subsidiaries of the Company, and do not represent the cash-paid amounts.

4.

We note your revised presentation in response to prior comment 8. Please further revise to present a separate column for the WFOEs that are the primary beneficiaries, which appear to be Suzhou Stack Data Technology Investment Company Limited and Hebei Stack Data Technology Investment Company Limited and their respective subsidiaries. Also, tell us what the "other subsidiaries" column represents and how these subsidiaries differ from the other subsidiaries included in the WFOE column in your proposed revised disclosures. If this column relates to subsidiaries of the WFOE or the Parent, please move the placement of the column in the worksheet so that it is clear to which entity the subsidiaries belong.

Response: The Company respectfully advises the Staff that it proposes to revise the column “WFOEs, Their Subsidiaries and Other PRC Subsidiaries” to “WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries”, which includes Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd. and their respective subsidiaries, as well as other mainland China subsidiaries of the Company that have provided or may provide services to the VIEs as designated by WFOEs under the contractual arrangements.

As disclosed in Note 1 to the Company’s consolidated financial statements on page F-13 of the Form 20-F under the section headed “Organization—Exclusive Business Cooperation Agreement”, in accordance with the Exclusive Business Cooperation Agreement, the WFOEs have the right to designate their subsidiaries and other mainland China subsidiaries of the Company, to provide services including but not limited to technical and consulting services to the VIEs. As such, the Company believes that the “WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries” column represents all the mainland China entities of the Company that have provided or may provide services to the VIEs pursuant to the VIE contractual agreements. Therefore, the Company respectfully proposes not to revise to present a separate column for the WFOEs that are the primary beneficiaries, because such presentation does not provide a clear and complete depiction of the activities between the VIEs and the WFOEs, their subsidiaries and other mainland China subsidiaries of the Company. The Company respectfully advises the Staff that it believes the current presentation provides more meaningful information of the consolidated financial statements in terms of VIE contractual arrangement.

The Company proposes to revise the column “Other Subsidiaries” to “Non-Mainland China Subsidiaries”, which represents all the non-mainland China subsidiaries of the Company. The Company also proposes to move the placement of this column after the column of “Chindata Group Holdings Limited” so that it is clear to which entity the subsidiaries belong.

In response to the Staff’s comments, the Company proposes to revise the disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 8 to 11 of the Form 20-F.

“The following tables present the ~~condensed consolidating schedules of financial information~~ condensed consolidating financial statements for Chindata Group Holdings Limited, non-mainland China subsidiaries of the Company, ~~our subsidiaries,~~ WFOEs, their subsidiaries and other mainland China subsidiaries of the Company, ~~our VIEs~~ and the VIEs and their subsidiaries for the periods and as of the dates presented. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with ~~accounting principles generally accepted in the United States, or~~ U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Condensed ~~Consolidated~~ Consolidating Balance Sheets Data

	As of December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	459,522	760,583	2,592,435	577,753	-	4,390,293
Accounts receivable, net	-	14,424	58,085	588,518	-	661,027
Other current assets	66,690	309,986	779,177	140,150	-	1,296,003
Amounts due from Group companies	6,110,715	4,315,399	2,127,650	921,276	(13,475,040)	-
Investment in subsidiaries	3,550,034	4,991,407	-	-	(8,541,441)	-
Contractual interest in the consolidated VIEs(1)	-	-	94,780	-	(94,780)	-
Property and equipment, net	-	1,306,918	7,910,494	57,832	152,347	9,427,591
Lease right-of-use assets	-	231,503	486,292	222,574	-	940,369
Goodwill and intangible assets, net	-	6,145	754,741	17,797	-	778,683
Other non-current assets	595	525,155	652,121	10,114	-	1,187,985
Total assets	10,187,556	12,461,520	15,455,775	2,536,014	(21,958,914)	18,681,951
Accounts payable	-	82,878	1,578,161	40,260	-	1,701,299
Accrued expenses and other liabilities	50,321	283,252	227,456	38,228	-	599,257
Amounts due to Group companies	-	6,110,714	5,247,030	2,111,460	(13,469,204)	-
Bank loans	-	2,266,574	3,210,411	-	-	5,476,985
Lease liabilities	-	66,369	15,611	224,094	-	306,074
Other non-current liabilities	22,603	100,543	351,932	8,626	-	483,704
Total liabilities	72,924	10,630,601	10,630,601	2,422,668	(13,469,204)	8,567,319
Total shareholders’ equity	10,114,632	4,825,174	4,825,174	113,346	(8,489,710)	10,114,632

	As of December 31, 2020
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	3,514,736	1,165,183	1,774,104	251,589	-	6,705,612
Accounts receivable, net	-	22,773	-	399,451	-	422,224
Other current assets	-	62,710	390,313	9,117	-	462,140
Amounts due from Group companies	3,288,014	2,849,098	1,143,304	529,8458	(7,810,261)	-
Investment in subsidiaries	3,033,665	3,146,537	-	-	(6,180,202)	-
Contractual interest in the consolidated VIEs(1)	-	-	91,887	-	(91,887)	-
Property and equipment, net	-	942,608	5,350,113	64,727	66,382	6,423,830
Lease right-of-use assets	-	245,042	296,101	239,155	-	780,298
Goodwill and intangible assets, net	-	11,182	761,749	20,251	-	793,182
Other non-current assets	-	134,253	518,678	19,381	-	672,312
Total assets	9,836,415	8,579,386	10,326,249	1,533,516	(14,015,968)	16,259,598
Accounts payable	-	13,636	1,140,700	31,694	-	1,186,030
Accrued expenses and other liabilities	65,388	59,141	147,912	32,519	-	304,960
Amounts due to Group companies	-	3,288,013	3,408,508	1,124,418	(7,820,939)	-
Bank loans	-	1,898,183	2,290,850	-	-	4,189,033
Lease liabilities	-	65,023	1,946	242,359	-	309,328
Other non-current liabilities	31,559	220,605	270,507	8,108	-	530,779
Total liabilities	96,947	5,544,601	7,260,423	1,439,098	(7,820,939)	6,520,130
Total shareholders’ equity	9,739,468	3,034,785	3,065,826	94,418	(6,195,029)	9,739,468

Condensed ~~Consolidated~~ Consolidating Statements of Operations Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	114,681	81,591	2,656,005	-	2,852,277
Inter-company revenue(2)	-	-	2,474,284	136,580	(2,610,864)	-
Third-party costs and expenses	(20,135)	(200,105)	(1,676,059)	(280,833)	-	(2,177,132)
Inter-company costs and expenses(2)	-	-	(72,077)	(2,516,806)	2,588,883	-
Share of income of subsidiaries	318,481	569,567	-	-	(888,048)	-
Share of contractual interest in the consolidated VIEs(3)	-	-	(13,093)	-	13,093	-
Others, net	18,074	(169,940)	(163,661)	19,750	91,468	(204,309)
Income before income taxes	316,420	314,203	630,985	14,696	(805,468)	470,836
Income tax expense	-	4,278	(146,940)	(11,754)	-	(154,416)
Net income	316,420	318,481	484,045	2,942	(805,468)	316,420

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	124,991	-	1,706,086	-	1,831,077
Inter-company revenue(2)	-	-	1,494,586	78,749	(1,573,335)	-
Third-party costs and expenses	(53,945)	(252,179)	(1,174,571)	(322,154)	-	(1,802,849)
Inter-company costs and expenses(2)	-	(3,516)	(28,928)	(1,543,916)	1,576,360	-
Share of (loss)/income of subsidiaries	(232,287)	105,681	-	-	126,606	-
Share of contractual interest in the consolidated VIEs(3)	-	-	(52,922)	-	52,922	-
Others, net	2,887	(219,049)	(120,814)	17,758	74,984	(244,234)
(Loss) income before income taxes	(283,345)	(244,072)	117,351	(63,477)	257,537	(216,006)
Income tax expense	-	11,785	(89,830)	10,706	-	(67,339)
Net (loss) income	(283,345)	(232,287)	27,521	(52,771)	257,537	(283,345)

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	-	140,895	-	712,115	-	853,010
Inter-company revenue(2)	-	-	551,251	32,622	(583,873)	-
Third-party costs and expenses	(33,523)	(293,738)	(379,933)	(207,870)	-	(915,064)
Inter-company costs and expenses(2)	-	-	(4,809)	(586,527)	591,336	-
Share of (loss)/income of subsidiaries	(140,967)	65,907	-	-	75,060	-
Share of contractual interest in the consolidated VIEs(3)	-	-	(38,998)	-	38,998	-
Others, net	47	(69,475)	(44,042)	48,021	(43,940)	(109,389)
(Loss) income before income taxes	(174,443)	(156,411)	83,469	(1,639)	77,581	(171,443)
Income tax expense	-	15,444	(15,370)	1,668	-	1,742
Net (loss) income	(174,443)	(140,967)	68,099	29	77,581	(169,701)

Condensed ~~Consolidated~~ Consolidating Cash Flows Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash generated from (used in) inter-company transactions(4)	-	-	1,801,815	(1,801,815)	-	-
Net cash (used in) generated from operating activities with external parties	(6,049)	(15,473)	(1,266,932)	2,262,491	91,468	1,065,505
Net cash (used in) generated from operating activities	(6,049)	(15,473)	534,883	460,676	91,468	1,065,505
Net cash used in investing activities	(2,887,209)	(3,188,783)	(3,111,630)	(133,441)	5,368,092	(3,952,971)
Net cash (used in) generated from financing activities	(4,285)	3,231,633	3,526,344	(1,071)	(5,459,560)	1,293,061

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash generated from (used in) inter-company transactions(4)	-	-	1,256,254	(1,256,254)	-	-
Net cash (used in) generated from operating activities with external parties	(22,553)	(43,215)	(785,558)	1,441,252	74,984	664,910
Net cash (used in) generated from operating activities	(22,553)	(43,215)	470,696	184,998	74,984	664,910
Net cash used in investing activities	(2,893,144)	(2,681,882)	(2,497,361)	(12,115)	5,315,233	(2,769,269)
Net cash generated from financing activities	6,683,039	3,616,937	3,279,043	-	(5,390,217)	8,188,802

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash generated from (used in) inter-company transactions(4)	(2,252)	2,252	254,243	(254,243)	-	-
Net cash (used in) generated from operating activities with external parties	(23,841)	(19,935)	(263,768)	347,711	-	40,167
Net cash (used in) generated from operating activities	(26,093)	(17,683)	(9,525)	93,468	-	40,167
Net cash used in investing activities	(601,174)	(2,772,156)	(3,447,552)	(14,762)	3,315,005	(3,520,639)
Net cash generated from financing activities	637,792	3,089,255	4,044,286	-	(3,315,005)	4,456,328

Notes:

*	“Non-Mainland China Subsidiaries” represents all the non-mainland China subsidiaries of the Company.
**

“WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries” includes Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd. and their respective subsidiaries, as well as other mainland China subsidiaries of the Company that have provided or may provide services to the VIEs as designated by WFOEs under the contractual arrangements.

(1)	It represents primary beneficiaries’ contribution and share of the cumulative losses that is generated from the VIEs.
(2)	It represents the elimination of the intercompany service charge at the consolidation level.
(3)	It represents primary beneficiaries’ share of income/(loss) that generated from the VIEs and does not include the amounts paid by the VIEs pursuant to the contractual arrangements.
(4)

For the years ended December 31, 2019, 2020, and 2021, cash paid by the VIEs to the WFOEs, their subsidiaries and other mainland China subsidiaries of the Company was RMB284.7 million, RMB1,443.6 million and RMB2,222.9 million, respectively.”

5.

Please revise your consolidating balance sheets data to present investments in subsidiaries separately from contractual interest in VIEs. Also tell us and revise to clarify what the amount in the contractual interest in the VIEs represents, as the current line item description appears to imply an equity relationship exists between the primary beneficiary and the VIE.

Response: In response to the Staff’s comment, the Company proposes to enhance the disclosure and present investments in subsidiaries separately from contractual interest in the VIEs. Please refer to pages 4 to 5 of this response letter for the revised section headed “Condensed Consolidating Balance Sheets Data.”

The Company respectfully advises the Staff that it follows ASC 810-10-35-3 and accounts for a primary beneficiary’s economic interest in the consolidated VIEs in the same manner as an entity consolidated based on voting interests. The amount of the contractual interest in the consolidated VIEs presented in the revised section headed “Condensed Consolidating Balance Sheets Data” represents the primary beneficiaries’ contribution and share of the cumulative losses that is generated from the VIEs. In response to the Staff’s comment, the Company also proposes to include such clarification for this separate line item as Note 1 of the tables in the revised section headed “Condensed Consolidating Balance Sheets Data” in future filings on Form 20-F. Please refer to page 8 of this response letter for the details of Note 1 that the Company proposes to include.

6.

Your revised consolidating statements of operations data includes a line item called "Share of income of subsidiaries and contractual interest in the VIEs," which appears to imply an equity relationship exists between the WFOE and the VIE. Please revise further to present contractual interest in the

VIEs on a separate line. Also, tell us and revise to clarify what the contractual interest in VIEs represents. To the extent this relates to amounts paid by the VIE pursuant to contractual arrangements, tell us how this differs from the inter-company revenue and inter-company cost and expenses already disclosed and revise as necessary.

Response: In response to the Staff’s comment, the Company proposes to enhance the disclosure and present the share of income/(loss) of subsidiaries and contractual interest in the consolidated VIEs separately in the revised section headed “Condensed Consolidating Statements of Operations Data” in future filings on Form 20-F. Please refer to pages 5 to 6 of this response letter for the revised section headed “Condensed Consolidating Statements of Operations Data.”

The Company respectfully advises the Staff that it follows ASC 810-10-35-3 and accounts for a primary beneficiary’s economic interest in the consolidated VIEs in the same manner as an entity consolidated based on voting interests. The contractual interest in the consolidated VIEs presented in the revised section headed “Condensed Consolidating Statements of Operations Data” represents primary beneficiaries’ share of income/(loss) that is generated from the VIEs and does not include the amounts paid by the VIEs pursuant to the contractual arrangements. In response to the Staff’s comment, the Company also proposes to include such clarification for this separate line item as Note 3 of the tables in the revised section headed “Condensed Consolidating Statements of Operations Data” in future filings on Form 20-F. Please refer to page 8 of this response letter for the details of Note 3 that the Company proposes to include.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 106

7.

We note your proposed disclosure in response to prior comment 15. It is unclear whether you intend to continue to include the other policies previously disclosed starting on page 106. To the extent that you do, please revise such disclosures to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation and include your proposed disclosures in your response. Refer to Item 5.E. of Form 20-F.

Response: In response to the Staff’s comment, the Company proposes to include “Realization of Deferred Tax Assets” and not to include other policies previously disclosed on pages 106 to 110 of the Form 20-F in the future filings on Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 106 to 110 of the Form 20-F.

“E.Critical Accounting Estimates

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. ~~For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.~~

Our significant accounting policies are set forth in Note 2 to our consolidated financial statements included in this annual report.

Realization of Deferred Tax Assets

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

The realization of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future tax consequences. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Certain of these significant assumptions are forward looking and may be affected by future market conditions and the performance of the Company.

As of December 31, 2021, we recorded deferred tax assets of RMB262.0 million (US$41.1 million), net of valuation allowance of RMB72.6 million (US$11.4 million). As of December 31, 2020, we recorded deferred tax assets of RMB180.0 million, net of valuation allowance of RMB71.2 million. There was no significant change in valuation allowance because the future profitability of the subsidiaries is stable. If and when we increase or reduce the forecasted financial information, it may have an unfavorable or favorable impact, respectively, to our financial position and results of operations in the periods when such determinations are made. In addition, actual ~~Actual~~ operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these assumptions could materially affect the tax position measurement and financial statement recognition.

~~Critical Accounting Policies and Judgments~~

~~The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.~~

~~Revenue Recognition~~

~~We apply the five-step model outlined in Revenue from Contracts with Customers (“ASC 606”). We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.~~

~~Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2020 and 2021. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.~~

~~Colocation Services~~

~~We provide integrated IDC colocation services including utilities, hosting, cooling and maintenance (collectively, “colocation resources”) to our customers for operating their servers and IT equipment in our data centers in the PRC. The nature of our performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. We are a lessor in certain IDC colocation service arrangements and the lease component qualifies as an operating lease. Under Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. We applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components are predominant.~~

~~For wholesale and retail data center contracts, our efforts or inputs are expended evenly throughout the performance period that typically ranges from one to ten years, hence, we recognize revenue over time using a time-based measure, on a straight-line basis. The remaining hyperscale data center contracts include a contractual minimum resulting in a portion of the consideration being fixed (“Fixed Consideration”). Our efforts or inputs are not expended evenly throughout the performance period, which is generally ten years for such contracts. The Fixed Consideration is included in the transaction price for the entire contract period, and recognized as revenue based on cumulative utilization of capacity from contract inception through the end of the reporting period. The variable consideration for each month is allocated to the distinct colocation services for the particular month in accordance with ASC 606-10-32-40 because the variable consideration relates to our efforts to satisfy the collocation services for that month and reflects the value of our colocation services delivered to the customer. Therefore, we use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.~~

~~Colocation Rental~~

~~We rent out hyperscale data center space to customers in Malaysia. We applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.~~

~~Others~~

~~Other revenue mainly includes revenues from fiber optic cable and other fitting services provided at the customers’ request and the construction service. We use construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts our performance toward complete satisfaction of the performance obligation.~~

~~Leases~~

~~We determine if an arrangement is a lease at inception in accordance with ASC 842, Leases (“ASC 842”). Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.~~

~~Lessee Accounting~~

~~We recognize right-of-use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-~~

~~cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in our consolidated balance sheets.~~

~~We have lease agreements with lease and non-lease components, which are accounted for as a single lease component based on our policy election to combine lease and non-lease components for our leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.~~

~~Lessor Accounting~~

~~Our lessor portfolio consists of only operating leases for the periods presented. Our policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.~~

~~Consolidation of Affiliated Entities~~

~~To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and our VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in our VIEs to Stack Midco Limited, which is our wholly-owned subsidiary. Therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all of the profits and all the expected losses of our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate our VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”~~

~~Impairment of Long Lived Assets other than Goodwill~~

~~We evaluate our long lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of our long-lived assets.~~

~~Goodwill~~

~~In accordance with ASC 350, Intangibles — Goodwill and Other (“ASC 350”), we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We determined that there were two reporting units as of December 31, 2020 and 2021, Bridge Group and Stack Group. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate~~

~~that it might be impaired. In accordance to ASU No. 2011-08, Intangibles — Goodwill and Other (“ASU 2011-08”), we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We have early adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We assess qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, we compare the carrying amount of a reporting unit to its fair value. No impairment of goodwill was recorded for the years ended December 31, 2019, 2020 and 2021.~~

~~Business Combinations~~

~~We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.~~

~~The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.~~

~~Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, we allocate the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.~~

~~Income Taxes~~

~~We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.~~

~~We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be~~

~~taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive loss as income tax expense.~~

~~In accordance with the provisions of ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in our consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.~~

~~Share-based Compensation~~

~~We apply ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for our share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. For equity awards, the related share-based compensation is recognized in the consolidated financial statements based on their grant date fair value, while liability awards are remeasured at each reporting date until settlement. All of our share-based awards are to employees only, with the assistance of an independent appraiser determined the fair value of the share-based awards granted to employees. We use the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur.~~

~~A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period and upon the satisfaction of performance condition, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.~~

~~Fair Value of Share Options and ISUs~~

~~The fair value of share options was determined using the binomial option valuation model, with the assistance of an independent appraiser. The binomial model requires the input of a few key assumptions. For expected volatility, we made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.~~

~~The assumptions used to estimate the fair value of our share options granted during the year ended December 31, 2021 are as follows:~~

~~Risk-free rate~~	~~1.31% – 1.82%~~
~~Expected volatility range~~	~~41% – 43%~~

~~Exercise multiple~~	~~2.80~~
~~Fair value per ordinary share as at valuation dates~~	~~US$4.02 – US$8.27~~

~~The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate.~~

~~Recent Accounting Pronouncements~~

~~For detailed discussion of recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.~~”

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If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at dongning.wang@chindatagroup.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 186 1049 5593 (mobile), or Ethan Chen at Kirkland & Ellis, at +852 3761 9130 (office) or +852 6125 9733 (mobile). Thank you.

Very truly yours,

By:	/s/ Dongning Wang
	Name:	Dongning Wang
	Title:	Chief Financial Officer

cc:	Huapeng Wu, Chief Executive Officer of Chindata Group Holdings Limited

Steve Lin, Esq., Kirkland & Ellis

Ethan Chen, Esq., Kirkland & Ellis
Kang Li, Partner, Ernst & Young Hua Ming LLP

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